Exhibit 99.1

REGULATED INFORMATION

Nyxoah Reports Fourth Quarter and Full Year 2025 Financial and Operating Results

U.S. Commercialization Off to a Strong Start in First Full Quarter of Sales

Foundation Established to Drive Significant Growth in 2026

Mont-Saint-Guibert, Belgium – March 19, 2026, 9:10pm CET / 4:10 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today reported financial and operating results for the fourth quarter and full year of 2025.

Recent Financial and Operating Highlights

•	Fourth quarter gross revenue of €6.3 million, resulting in net revenue of €5.6 million, which represents 347% year-over-year growth, driven by the first full quarter of US commercialization

•	Full year gross revenue of €11.0 million, resulting in net revenue of €10.0 million, which represents 122% year-over-year growth

•	Fourth quarter gross margin of approximately 64%

•	Cash, cash equivalents and financial assets of €48.0 million at December 31, 2025

•	145 surgeons trained and 57 accounts activated in the U.S. since commercial launch in August 2025

•	Genio system consistently reimbursed by both commercial payors and Medicare to date

•	Expanding manufacturing footprint to support global growth

“The fourth quarter marked our first full quarter of U.S. commercialization, and we are very pleased with the strong momentum we generated which led to us exceeding our revenue expectations for the quarter,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer. “The feedback from surgeons and their patients has been positive and these procedures have been consistently reimbursed by major commercial payors and Medicare to date. We are excited about the opportunity in front of us and feel confident we will deliver significant growth going forward.”

U.S. Commercial Launch

The fourth quarter represented the first full quarter of commercial activity in the United States following FDA approval of the Genio® system in August 2025. The Company is executing its focused two-pronged launch strategy targeting high-volume hypoglossal nerve stimulation implanting centers while educating referral networks with sleep physicians managing moderate to severe OSA patients.

As of December 31, 2025:

•	145 surgeons had been trained on the Genio system

•	57 U.S. accounts had been activated

•	Genio has been consistently reimbursed by many large commercial payors and Medicare to date

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (unaudited)

(in thousands EUR)

	For year ended December 31		For the three months ended December 31
	2025	2024	2025	2024
Revenue	10 020	4 521	5 644	1 263
Cost of goods sold	(3 694)	(1 552)	(2 019)	(335)
Gross profit	€6,326	€2,969	€3 625	€928
Research and Development Expense	(42 824)	(34,325)	(10,865)	(11,752)
Selling, General and Administrative Expense	(48,261)	(28,461)	(12,496)	(8,065)
Other income	1,274	1,008	1,108	578
Operating loss for the period	€(83,485)	€(58,809)	€(18,628)	€(18,311)
Financial income	5 928	7 447	(633)	2 832
Financial expense	(11 519)	(5 070)	(3 357)	(410)
Loss for the period before taxes	€(89 076)	€(56 432)	€(22 618)	€(15 069)
Income taxes	(1 009)	(2 804)	(895)	(2 080)
Loss for the period	€(90 085)	€(59 236)	€(23 513)	€(17 149)

Loss attributable to equity holders	€(90 085)	€(59 236)	€(23 513)	€(17 149)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	(18)	11	(18)	(11)

Currency translation differences	228	766	31	(987)
Total comprehensive loss for the year, net of tax	210	777	13	(976)
Loss attributable to equity holders	€(89,875)	€(58,459)	€(23,500)	€(16,151)

Basic Loss Per Share (in EUR)	€(2.364)	€(1.809)	€(0.586)	€(0.463)
Diluted Loss Per Share (in EUR)	€(2.364)	€(1.809)	€(0.586)	€(0.463)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

(in thousands EUR)

	As at December 31
	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	4,052	4,753
Intangible assets	50,108	50,381
Right of use assets	1,293	3,496
Deferred tax asset	87	76
Other long-term receivables	1,718	1,617
	€57,258	€60,323
Current assets
Inventory	4,660	4,716
Trade receivables	5,254	3,382
Contract assets	261	-
Other receivables	2,209	2,774
Other current assets	828	1,656
Financial assets	18,000	51,369
Cash and cash equivalents	30,001	34,186
	€61,213	€98,083
Total assets	€118,471	€158,406

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	6,505	6,430
Share premium	335,134	314,345
Share-based payment reserve	12,395	9,300
Other comprehensive income	1,124	914
Retained loss	(306 029)	(217,735)
Total equity attributable to shareholders	€49,129	€113,254

LIABILITIES
Non-current liabilities
Financial debt	17,670	18,725
Lease liability	637	2,562
Provisions	1,396	1,000
Deferred tax liability	-	19
Contract liability	681	472
Other liability	-	845
	€20,384	€23,623
Current liabilities
Financial debt	22,990	248
Lease liability	779	1,118
Trade payables	13,727	9,505
Current tax liability	3,939	4,317
Contract liability	894	117
Other liability	6,629	6,224
	€48,958	€21,529
Total liabilities	€69,342	€45,152
Total equity and liabilities	€118,471	€158,406

Revenue

Gross revenue for the fourth quarter of 2025 was €6.3 million before €0.7 million of deferred revenue mainly related to disposable patches which are delivered over time. Net revenue was €5.6 million compared to €1.3 million in the fourth quarter of 2024.

For the full year 2025, gross revenue was €11.0 million before €1.0 million of deferred revenue mainly related to disposable patches which are delivered over time. Net revenue was €10.0 million compared to €4.5 million in 2024. The increase in net revenue was primarily due to the launch of U.S. commercialization activities beginning in August 2025, post PMA approval.

Cost of Goods Sold

Cost of goods sold was €2.0 million for the three months ended December 31, 2025, resulting in gross profit of €3.6 million and a gross margin of approximately 64%, compared to cost of goods sold of €0.3 million and gross margin of 73% in the fourth quarter of 2024.

For the full year ended December 31, 2025, cost of goods sold was €3.7 million, resulting in gross profit of €6.3 million and a gross margin of approximately 63%, compared to cost of goods sold of €1.6 million and gross margin of 66% in 2024. The increase in cost of goods sold was due to a higher volume of Genio systems sold in 2025 while gross margin decreased slightly on a year over year basis due to initial ramp-up operational activities in advance of the Company’s U.S. commercial launch.

Research and Development

Research and development expenses were €10.9 million for the fourth quarter of 2025, compared to €11.8 million for the fourth quarter of 2024.

For the full year ended December 31, 2025, research and development expenses were €42.8 million, compared to €34.3 million in 2024. The increase in research and development expenses was primarily driven by continued clinical expansion initiatives and ongoing product development activities.

Selling, General and Administrative

Selling, general and administrative expenses were €12.5 million for the fourth quarter of 2025, compared to €8.1 million for the fourth quarter of 2024.

For the full year ended December 31, 2025, selling, general and administrative expenses were €48.3 million, compared to €28.5 million in 2024. The increase was primarily driven by the build-out of the Company’s U.S. commercial organization, including sales, marketing, and market access functions.

Operating Loss

Total operating loss for the fourth quarter of 2025 was €18.6 million, compared to €18.3 million in the fourth quarter of 2024.

For the full year ended December 31, 2025, total operating loss was €83.5 million, compared to €58.8 million in 2024. The increase reflects the planned acceleration of U.S. commercialization investments, continued clinical expansion initiatives and ongoing product development activities.

Cash Position

Cash, cash equivalents and financial assets amounted to €48.0 million at December 31, 2025.

Revenue Guidance

•	We expect U.S. net revenue for the first quarter of 2026 to grow by approximately 25% over the fourth quarter of 2025 and expect net revenue for the second quarter of 2026 to grow by approximately 25% over the first quarter of 2026.

•	International revenue is expected to follow a typical seasonal pattern.

Annual Report 2025

Nyxoah is currently finalizing the financial statements for the year ended December 31, 2025. The Company’s independent auditor has confirmed that their audit procedures, which have been substantially completed, have not revealed any material adjustments which would have to be made to the accounting information included in this press release. The complete consolidated financial statements for the year ended December 31, 2025 as well as the complete audit report related to the audit of the consolidated financial statements will be included in the 2025 Annual Report which the Company aims to publish on or around March 26, 2026. When published, the Nyxoah Annual Report for the financial year 2025 will be available on the investor page of Nyxoah’s website (https://investors.nyxoah.com/financials).

Conference call and webcast presentation

Company management will host a conference call to discuss financial results on Thursday, March 19, 2026, beginning at 9:30pm CET / 4:30pm ET.

A webcast of the call will be accessible via the Investor Relations page of the Nyxoah website or through this link: Nyxoah's Q4 and FY 2025 Earnings Call Webcast. For those not planning to ask a question of management, the Company recommends listening via the webcast.

If you plan to ask a question, please use the following link: Nyxoah's Q4 and FY 2025 Earnings Call Q&A Link. required to join the live call. To ensure you are connected prior to the beginning of the call, the Company suggests registering a minimum of 10 minutes before the start of the call.

The archived webcast will be available for replay shortly after the close of the call.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company's results of operations, financial condition, liquidity, performance, prospects, growth, future revenue results and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and any subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com